UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.: 1)*

Name of issuer: Fidelis Insurance Holdings Limited

Title of Class of Securities: Common Shares, par value $0.01 per share

CUSIP Number: G3398L118

Date of Event Which Requires Filing of this Statement: September 30, 2024

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

13G

CUSIP No.: G3398L118

1.	NAME OF REPORTING PERSON

SPFM Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

A.	B. ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OF PLACE OF ORGANIZATION

Delaware

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.	SOLE VOTING POWER

7,202,354

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

7,202,354

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,202,354

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not applicable.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.2%

12.	TYPE OF REPORTING PERSON

OO

13G

CUSIP No.: G3398L118

1.	NAME OF REPORTING PERSON

The Travelers Companies, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

A.	B. ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OF PLACE OF ORGANIZATION

Minnesota

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.	SOLE VOTING POWER

7,202,354

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

7,202,354

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,202,354

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not applicable.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.2%

12.	TYPE OF REPORTING PERSON

CO

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
Under the Securities Act of 1934

Item 1(a) - Name of issuer:

Fidelis Insurance Holdings Limited (the “Issuer”)

Item 1(b) - Address of issuer's principal executive offices:

Wellesley House South

90 Pitts Bay Road

Pembroke, Bermuda HM 08

Item 2(a) - Name of person filing:

This Schedule 13G is being filed by SPFM Holdings, LLC (“SPFM”) and The Travelers Companies, Inc. (“Travelers”). SPFM is governed by a board of directors that has the authority to dispose of and vote the shares held by SPFM. The ultimate parent of SPFM is Travelers.

Item 2(b) - Address or principal business office or, if none, residence:

The principal business address of SPFM is One Tower Square, Hartford, CT 06183.

The principal business address of Travelers is 485 Lexington Avenue, New York, NY 10017.

Item 2(c) - Citizenship:

SPFM is a Delaware limited liability company.

Travelers is a Minnesota corporation.

Item 2(d) - Title of class of securities:

Common Shares, par value $0.01 per share

Item 2(e) - CUSIP Number:

G3398L118

Item 3 – If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4 - Ownership.

(a) Amount Beneficially Owned: 7,202,354

(b) Percent of Class: 6.2%

(c) Number of shares as to which such person has:

(i) sole power to vote or direct to vote: 7,202,354

(ii) shared power to vote or direct to vote: 0

(iii) sole power to dispose of or to direct the disposition of: 7,202,354

(iv) shared power to dispose or to direct the disposition of: 0

Item 5 - Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6 - Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7 - Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8 - Identification and Classification of Members of the Group:

Not applicable.

Item 9 - Notice of Dissolution of Group:

Not applicable.

Item 10 - Certification:

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2024

SPFM HOLDINGS, LLC

By	/s/ Wendy C. Skjerven
Name: Wendy C. Skjerven
Title: Corporate Secretary

THE TRAVELERS COMPANIES, INC.

By	/s/ Wendy C. Skjerven
Name: Wendy C. Skjerven
Title: Corporate Secretary